07026136

RECEIVED

2007 AUG 22 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

August 16, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated August 16, 2007 furnishing the Limited Review Report on the financial results of the company for the quarter ended June 30, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dw 8/22

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

August 16, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email: Corp.relations@bseindia.com

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl:

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2007

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results For the Quarter ended June 30, 2007" (the Statement) in which are incorporated the results for the quarter ended June 30, 2007 ('interim financial information') of Reliance Energy Limited (the Company) prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on this Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2007, nothing has come to our attention that causes us to believe that the Statement –

   (a) has not been prepared in accordance with the applicable accounting standards issued by the Institute of Chartered Accountants of India and other recognised accounting practices and policies;

   (b) has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Price Waterhouse**
Chartered Accountants

Partha Ghosh

Partha Ghosh
Partner
Membership No. 55913

Date: July 18, 2007
Place: Mumbai

For **Chaturvedi & Shah**
Chartered Accountants

CDLala

C..D. Lala
Partner
Membership No. 35671

Date: July 18, 2007
Place: Mumbai

RELIANCE Energy

Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Unaudited Financial Results for Quarter ended 30th June, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter Ended		Year ended
		30-06-2007	30-06-2006	31-03-2007
				Audited
1	Net Sales of Electrical Energy	1,285.40	911.58	3,610.95
2	Income from EPC and Contracts	338.61	237.27	2,082.00
3	Other Income	359.92	177.12	882.30
		1,983.93	1,325.97	6,575.25
4	Total Expenditure			
	(a) Cost of Electrical Energy purchased	671.10	313.71	1,532.43
	(b) Cost of Fuel	272.24	234.33	921.27
	(c) Tax on Electricity	35.30	31.44	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	291.67	191.22	1,840.62
	(e) Staff Cost	99.63	68.55	313.53
	(f) Other Expenses and Provisions (See Note No 3)	216.48	182.19	480.03
5	Interest and Finance Charges	69.29	45.93	250.32
6	Depreciation (See Note No 2)	58.13	61.89	240.06
7	Profit before Tax	270.09	196.71	872.37
8	Provision for Taxation :			
	Current Tax	30.30	25.50	90.15
	Deferred Tax	16.88	(6.15)	27.15
	Fringe Benefit Tax	1.35	0.75	4.77
	Tax adjustment for earlier years	-	-	(51.15)
9	Profit after Tax	221.56	176.61	801.45
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	228.57	212.36	228.57
11	Reserves including Statutory Reserves excluding Revaluation Reserves			8,412.73
12	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	9.69*	8.32*	37.20
	- Diluted (Rs.)	9.39*	8.14*	36.27
13	Aggregate of Public Share Holding -			
	- No.of Shares	149,501,662	98,984,388	149,803,562
	- Percentage of Share holding	65.42	46.62	65.55

For Identification

Pric... ...house

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. in crore)

Particulars	Quarter Ended		Year ended
	30-06-2007	30-06-2006	31-03-2007 Audited
1.Segment Revenue			
(Net Sales/Income)			
- Electrical Energy	**1,298.59**	934.04	3,741.79
- EPC and Contracts	**339.77**	242.18	2,094.56
- Others	**0.02**	0.17	0.27
Gross Turnover	**1,638.38**	1,176.39	5,836.62
Less:Inter Segment Revenue	-	0.30	0.30
Net Turnover	**1,638.38**	1,176.09	5,836.32
2.Segment Results			
Profit before Tax and Interest from each segment :			
- Electrical Energy	**88.89**	132.96	323.49
- EPC and Contracts	**17.24**	15.13	122.62
- Others	**(0.06)**	(0.01)	0.01
Total Segment Results	**106.07**	148.08	446.12
- Interest and Finance Expense	**(69.29)**	(45.93)	(250.32)
- Interest Income	**142.57**	148.11	599.98
- Other un-allocable Income net of expenditure	**90.74**	(53.55)	76.59
Profit before Tax	**270.09**	196.71	872.37
3.Capital Employed			
- Electrical Energy	**3,033.60**	3,158.76	2,842.36
- EPC and Contracts	**453.13**	266.93	422.32
- Others	**1.73**	2.12	1.81
Total Segment Capital Employed	**3,488.46**	3,427.81	3,266.49

For Identification
Price Waterhouse

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated May 31, 2004 as under:
   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.
   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

   b. The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:
   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.
   ii. TPC to refund Rs. 354 crore (inclusive of interest of Rs.15 crore upto March 31, 2004) to the Company plus interest at 10% per cent per annum commencing from 1st April, 2004 till the date of payment.

   e. TPC filed an appeal in the Hon'ble Supreme Court being Appeal No.415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 crore with the Registrar General of the Court which can be withdrawn by the Company subject to the Company giving an undertaking to the Court that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs. 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 82.67 crore is charged to the Profit and Loss Account during the quarter ended June 30, 2007 on revaluation of foreign exchange derivative instruments due to the change in the accounting policy. The impact of the change in the accounting policy is not ascertainable for previous period / year.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2007: opening: Nil: additions: 83 disposals: 83 closing: Nil

6. The above results for the quarter ended 30th June, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 18, 2007.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 18, 2007

For Identification
Price Waterhouse

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

August 16, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl:

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2007

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results For the Quarter ended June 30, 2007" (the Statement) in which are incorporated the results for the quarter ended June 30, 2007 ('interim financial information') of Reliance Energy Limited (the Company) prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on this Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2007, nothing has come to our attention that causes us to believe that the Statement –

   (a) has not been prepared in accordance with the applicable accounting standards issued by the Institute of Chartered Accountants of India and other recognised accounting practices and policies;

   (b) has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Price Waterhouse**
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

Date: July 18, 2007
Place: Mumbai

For **Chaturvedi & Shah**
Chartered Accountants

C..D. Lala
Partner
Membership No. 35671

Date: July 18, 2007
Place: Mumbai

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

Unaudited Financial Results for Quarter ended 30th June, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter Ended		Year ended
		30-06-2007	30-06-2006	31-03-2007
				Audited
1	Net Sales of Electrical Energy	1,285.40	911.58	3,610.95
2	Income from EPC and Contracts	338.61	237.27	2,082.00
3	Other Income	359.92	177.12	882.30
		1,983.93	1,325.97	6,575.25
4	Total Expenditure			
	(a) Cost of Electrical Energy purchased	671.10	313.71	1,532.43
	(b) Cost of Fuel	272.24	234.33	921.27
	(c) Tax on Electricity	35.30	31.44	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	291.67	191.22	1,840.62
	(e) Staff Cost	99.63	68.55	313.53
	(f) Other Expenses and Provisions (See Note No 3)	216.48	182.19	480.03
5	Interest and Finance Charges	69.29	45.93	250.32
6	Depreciation (See Note No 2)	58.13	61.89	240.06
7	Profit before Tax	270.09	196.71	872.37
8	Provision for Taxation :			
	Current Tax	30.30	25.50	90.15
	Deferred Tax	16.88	(6.15)	27.15
	Fringe Benefit Tax	1.35	0.75	4.77
	Tax adjustment for earlier years	-	-	(51.15)
9	Profit after Tax	221.56	176.61	801.45
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	228.57	212.36	228.57
11	Reserves including Statutory Reserves excluding Revaluation Reserves			8,412.73
12	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	9.69*	8.32*	37.20
	- Diluted (Rs.)	9.39*	8.14*	36.27
13	Aggregate of Public Share Holding -			
	- No.of Shares	149,501,662	98,984,388	149,803,562
	- Percentage of Share holding	65.42	46.62	65.55

For Identification
Price Waterhouse

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. in crore)

Particulars	Quarter Ended		Year ended
	30-06-2007	30-06-2006	31-03-2007 Audited
1.Segment Revenue			
(Net Sales/Income)			
- Electrical Energy	1,298.59	934.04	3,741.79
- EPC and Contracts	339.77	242.18	2,094.56
- Others	0.02	0.17	0.27
Gross Turnover	1,638.38	1,176.39	5,836.62
Less:Inter Segment Revenue	-	0.30	0.30
Net Turnover	1,638.38	1,176.09	5,836.32
2.Segment Results			
Profit before Tax and Interest from each segment :			
- Electrical Energy	88.89	132.96	323.49
- EPC and Contracts	17.24	15.13	122.62
- Others	(0.06)	(0.01)	0.01
Total Segment Results	106.07	148.08	446.12
- Interest and Finance Expense	(69.29)	(45.93)	(250.32)
- Interest Income	142.57	148.11	599.98
- Other un-allocable Income net of expenditure	90.74	(53.55)	76.59
Profit before Tax	270.09	196.71	872.37
3.Capital Employed			
- Electrical Energy	3,033.60	3,158.76	2,842.36
- EPC and Contracts	453.13	266.93	422.32
- Others	1.73	2.12	1.81
Total Segment Capital Employed	3,488.46	3,427.81	3,266.49

For Identification
Price Waterhouse

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated May 31, 2004 as under:
   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.
   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

   b. The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:
   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.
   ii. TPC to refund Rs. 354 crore (inclusive of interest of Rs.15 crore upto March 31, 2004) to the Company plus interest at 10% per cent per annum commencing from 1st April, 2004 till the date of payment.

   e. TPC filed an appeal in the Hon'ble Supreme Court being Appeal No.415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 crore with the Registrar General of the Court which can be withdrawn by the Company subject to the Company giving an undertaking to the Court that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs. 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 82.67 crore is charged to the Profit and Loss Account during the quarter ended June 30, 2007 on revaluation of foreign exchange derivative instruments due to the change in the accounting policy. The impact of the change in the accounting policy is not ascertainable for previous period / year.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2007: opening: Nil: additions: 83 disposals: 83 closing: Nil

6. The above results for the quarter ended 30th June, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 18, 2007.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 18, 2007

Anil D. Ambani
Chairman

For Identification
Price Waterhouse

END